OC-344120

THE TAX CONCESSIONS LAW
UNDERTAKING AS TO TAX CONCESSIONS

In accordance with the Tax Concessions Law the following undertaking is hereby given to

iM DBi Cayman Managed Futures Subsidiary   "the Company"

(a)	That no Law which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and

(b)	In addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable

(i)	on or in respect of the shares debentures or other obligations of the Company; or

(ii)	by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Law.

These concessions shall be for a period of TWENTY years from the 6th day of December 2018.

/s/ Davina Wilson

ACTING CLERK OF THE CABINET

Authorisation Code: 973644889303 06 December 2018 www.verify.gov.ky